Exhibit 99.1

JD.com Announces First Quarter 2024 Results

Beijing, China—May 16, 2024—JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company”), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the quarter ended March 31, 2024.

First Quarter 2024 Highlights

•	Net revenues were RMB260.0 billion (US$[1]36.0 billion) for the first quarter of 2024, an increase of 7.0% from the first quarter of 2023.

•

Income from operations was RMB7.7 billion (US$1.1 billion) for the first quarter of 2024, compared to RMB6.4 billion for the first quarter of 2023. Non-GAAP[2] income from operations was RMB8.9 billion (US$1.2 billion) for the first quarter of 2024, compared to RMB7.9 billion for the first quarter of 2023.

•

Net income attributable to the Company’s ordinary shareholders was RMB7.1 billion (US$1.0 billion) for the first quarter of 2024, compared to RMB6.3 billion for the first quarter of 2023. Net margin attributable to the Company’s ordinary shareholders was 2.7% for the first quarter of 2024, compared to 2.6% for the first quarter of 2023. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB8.9 billion (US$1.2 billion) for the first quarter of 2024, compared to RMB7.6 billion for the first quarter of 2023. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 3.4% for the first quarter of 2024, compared to 3.1% for the first quarter of 2023.

•

Diluted net income per ADS was RMB4.53 (US$0.63) for the first quarter of 2024, an increase of 15.3% from RMB3.93 for the first quarter of 2023. Non-GAAP diluted net income per ADS was RMB5.65 (US$0.78) for the first quarter of 2024, an increase of 18.7% from RMB4.76 for the first quarter of 2023.

“We are pleased to kick off the year with a solid performance for the first quarter,” said Sandy Xu, Chief Executive Officer of JD.com. “The year of 2024 is marked with execution, and we are already seeing measurable results across the business. In particular, in the first quarter, our focus on user experience helped to drive strong growth in the number of active users as well as user engagement. We are confident that we will further build on our momentum in the months ahead as JD’s commitment to providing the best combination of selection, speed, quality and price continues to attract Chinese consumers nationwide. We are approaching the 10th anniversary of our listing on Nasdaq in 2024, and we believe we are well-positioned to continue to create value to our users, employees, shareholders and the society as a whole in the next chapter.”

“We delivered solid financial results this quarter with accelerated revenue growth and healthy profitability, as our focus on execution led to improved operational efficiencies,” said Ian Su Shan, Chief Financial Officer of JD.com. “We were pleased to see our general merchandise category continue to pick up momentum, thanks to the robust recovery of supermarket category, which reflects JD’s ability to deliver the best product quality and selection, price competitiveness and customer service. During the quarter, we also continued to execute on our share repurchase program which, alongside our annual dividend, underscores the Company’s healthy profitability, sound balance sheet, and commitment to returning value to shareholders.”

1

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2024, which was RMB7.2203 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

Updates of Share Repurchase Program

During the period from January 1, 2024 to May 15, 2024, the Company repurchased a total of 98.3 million Class A ordinary shares (equivalent of 49.2 million ADSs) for a total of US$1.3 billion. All of these shares were repurchased in the open markets from both Nasdaq and the Hong Kong Stock Exchange pursuant to the Company’s share repurchase programs publicly announced. The total number of shares repurchased by the Company during the period from January 1, 2024 to May 15, 2024 amounted to approximately 3.1% of its ordinary shares outstanding as of December 31, 20233.

Pursuant to the Company’s previous share repurchase program, expired on March 17, 2024, the Company had repurchased a total of approximately US$2.1 billion as of March 17, 2024.

Pursuant to the Company’s new share repurchase program, which is effective through March 18, 2027, the Company had repurchased a total of approximately US$0.7 billion as of May 15, 2024. The remaining amount under the Company’s new share repurchase program was US$2.3 billion as of May 15, 2024.

10th Anniversary of Listing on Nasdaq

JD.com will celebrate the 10th anniversary of its listing on Nasdaq on May 22, 2024. In the past decade, it has scaled its businesses with total revenues expanding 16 times from RMB69.3 billion in 2013 prior to its listing to RMB1.1 trillion in 2023, and Non-GAAP net income attributable to the Company’s ordinary shareholders growing 157 folds from RMB223.9 million to RMB35.2 billion. The total amount it has returned to its shareholders through dividends and share buybacks has surpassed the total capital raised during the past ten years. The Company has also created full-time jobs to 517,124 employees with social insurance and housing fund benefits as of the end of 2023, representing a 13-time increase compared to ten years ago. JD.com had a proven track record in the past decade, and will continue to create value to its users, employees, shareholders, and the society as a whole in the next chapter.

3	The number of ordinary shares outstanding as of December 31, 2023 was 3,137,663,915 shares, being 3,183,434,337 issued shares minus 45,770,422 treasury stock.

Business Highlights

•

JD Retail: On April 16, 2024, JD.com introduced an AI digital representative of its founder and chairman of the board, Mr. Richard Qiangdong Liu, to join its supermarket, home appliances and home goods livestreaming rooms, drawing over 20 million views within the first hour. It marks the industry’s first livestreaming hosted by an AI avatar of an entrepreneur. With this, the Company will make further efforts to build its content ecosystem. JD’s livestreaming featured its procurement and sales managers is committed to providing users with more affordable and hassle-free livestreaming shopping experience with its price competitiveness, quality products and superior services.

•

JD Health: During the first quarter, JD Health partnered with multiple pharmaceutical companies, such as Pfizer and Sanofi, to debut new and specialty drugs online, continuing to enhance medicine accessibility. JD Health also expanded collaborations with Shanghai Pharmaceuticals, Daiichi Sankyo, Sunshine Mandi Pharmaceutical, and others to further upgrade its one-stop experience of medicine retailing and healthcare services.

•

JD Logistics: JD Logistics continues to help Chinese brands expand overseas with one-stop service offerings. In the first quarter, JD Logistics provided MINISO with integrated supply chain services covering warehousing and fulfillment for MINISO stores in Australia and Malaysia. The two parties will further explore global cooperation opportunities.

Environment, Social and Governance

•

Driven by JD.com’s unwavering commitment and unremitting efforts to creating more jobs and making contribution to the society, the Company’s total expenditure for human resources, including both its own employees and external personnel who work for the Company, amounted to RMB106.6 billion for the twelve months ended March 31, 2024.

First Quarter 2024 Financial Results

Net Revenues. Net revenues increased by 7.0% to RMB260.0 billion (US$36.0 billion) for the first quarter of 2024 from RMB243.0 billion for the first quarter of 2023. Net product revenues increased by 6.6%, while net service revenues increased by 8.8% for the first quarter of 2024, compared to the first quarter of 2023.

Cost of Revenues. Cost of revenues increased by 6.4% to RMB220.3 billion (US$30.5 billion) for the first quarter of 2024 from RMB206.9 billion for the first quarter of 2023.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 9.3% to RMB16.8 billion (US$2.3 billion) for the first quarter of 2024 from RMB15.4 billion for the first quarter of 2023. Fulfillment expenses as a percentage of net revenues was 6.5% for the first quarter of 2024, compared to 6.3% for the first quarter of 2023. The increase was in relation to the adoption of lower threshold for free shipping services.

Marketing Expenses. Marketing expenses increased by 15.6% to RMB9.3 billion (US$1.3 billion) for the first quarter of 2024 from RMB8.0 billion for the first quarter of 2023. Marketing expenses as a percentage of net revenues was 3.6% for the first quarter of 2024, compared to 3.3% for the first quarter of 2023. The increase was mainly due to the increased spending in promotion activities including the Spring Festival Gala sponsorship.

Research and Development Expenses. Research and development expenses decreased by 3.6% to RMB4.0 billion (US$0.6 billion) for the first quarter of 2024 from RMB4.2 billion for the first quarter of 2023. Research and development expenses as a percentage of net revenues was 1.6% for the first quarter of 2024, compared to 1.7% for the first quarter of 2023.

General and Administrative Expenses. General and administrative expenses decreased by 21.0 % to RMB2.0 billion (US$0.3 billion) for the first quarter of 2024 from RMB2.5 billion for the first quarter of 2023, primarily due to a decrease in share-based compensation expenses. General and administrative expenses as a percentage of net revenues was 0.8% for the first quarter of 2024, compared to 1.0% for the first quarter of 2023.

Income from Operations and Non-GAAP Income from Operations. Income from operations increased by 19.8% to RMB7.7 billion (US$1.1 billion) for the first quarter of 2024 from RMB6.4 billion for the first quarter of 2023. Operating margin was 3.0% for the first quarter of 2024, compared to 2.6% for the first quarter of 2023. Non-GAAP income from operations increased by 12.7% to RMB8.9 billion (US$1.2 billion) for the first quarter of 2024 from RMB7.9 billion for the first quarter of 2023. Non-GAAP operating margin was 3.4% for the first quarter of 2024, compared to 3.2% for the first quarter of 2023. Operating margin of JD Retail before unallocated items was 4.1% for the first quarter of 2024, compared to 4.6% for the first quarter of 2023, as the Company continues to invest in user experience.

Non-GAAP EBITDA. Non-GAAP EBITDA increased by 13.6% to RMB10.8 billion (US$1.5 billion) for the first quarter of 2024 from RMB9.5 billion for the first quarter of 2023. Non-GAAP EBITDA margin was 4.1% for the first quarter of 2024, compared to 3.9% for the first quarter of 2023.

Others, net. Other non-operating income was RMB2.7 billion (US$0.4 billion) for the first quarter of 2024, compared to RMB2.8 billion for the first quarter of 2023.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders increased by 13.9 % to RMB7.1 billion (US$1.0 billion) for the first quarter of 2024 from RMB6.3 billion for the first quarter of 2023. Net margin attributable to the Company’s ordinary shareholders was 2.7% for the first quarter of 2024, compared to 2.6% for the first quarter of 2023. Non-GAAP net income attributable to the Company’s ordinary shareholders increased by 17.2% to RMB8.9 billion (US$1.2 billion) for the first quarter of 2024 from RMB7.6 billion for the first quarter of 2023. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 3.4% for the first quarter of 2024, compared to 3.1% for the first quarter of 2023.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS increased by 15.3% to RMB4.53 (US$0.63) for the first quarter of 2024 from RMB3.93 for the first quarter of 2023. Non-GAAP diluted net income per ADS increased by 18.7% for the first quarter of 2024 to RMB5.65 (US$0.78) from RMB4.76 for the first quarter of 2023.

Cash Flow and Working Capital

As of March 31, 2024, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB179.3 billion (US$24.8 billion), compared to RMB197.7 billion as of December 31, 2023. For the first quarter of 2024, free cash flow of the Company was as follows:

	For the three months ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
	(In millions)
Net cash used in operating activities	(21,607)	(11,315)	(1,567)
Less: Impact from consumer financing receivables included in the operating cash flow	(582)	(1,281)	(177)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(2,145)	(1,360)	(188)
Other capital expenditures*	(1,068)	(1,520)	(211)

Free cash flow	(25,402)	(15,476)	(2,143)

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash provided by investing activities was RMB28.4 billion (US$3.9 billion) for the first quarter of 2024, consisting primarily of the cash receipt from maturity in short-term investments, partially offset by cash paid for purchase of short-term investments and capital expenditures.

Net cash used in financing activities was RMB7.4 billion (US$1.0 billion) for the first quarter of 2024, consisting primarily of cash paid for share repurchase.

For the twelve months ended March 31, 2024, free cash flow of the Company was as follows:

	For the twelve months ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	39,697	69,813	9,669
Add/(Less): Impact from consumer financing receivables included in the operating cash flow	908	(1,191)	(165)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(16,974)	(11,332)	(1,569)
Other capital expenditures	(4,641)	(6,713)	(930)

Free cash flow	18,990	50,577	7,005

Supplemental Information

From the first quarter of 2024, the Company started to report three segments, JD Retail, JD Logistics and New Businesses, to reflect changes made to the reporting structure whose financial information is reviewed by the chief operating decision maker of the Company under its ongoing operating strategies. JD Retail, including JD Health and JD Industrials, among other components, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include Dada, JD Property, Jingxi and overseas businesses.

The table below sets forth the segment operating results, with prior period segment information retrospectively recast to conform to current period presentation:

	For the three months ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	212,358	226,835	31,416
JD Logistics	36,728	42,137	5,836
New Businesses	6,026	4,870	675
Inter-segment eliminations*	(12,156)	(13,793)	(1,911)

Total consolidated net revenues	242,956	260,049	36,016

Operating income/(loss):
JD Retail	9,844	9,325	1,291
JD Logistics	(1,123)	224	31
New Businesses	(374)	(670)	(94)
Including: gain on sale of development properties	472	—	—

Total segment operating income	8,347	8,879	1,228
Unallocated items**	(1,920)	(1,179)	(162)

Total consolidated operating income	6,427	7,700	1,066

YoY% change of net revenues:
JD Retail	(2.4)%	6.8%
JD Logistics	34.3%	14.7%
New Businesses	(6.5)%	(19.2)%
Operating margin:
JD Retail	4.6%	4.1%
JD Logistics	(3.1)%	0.5%
New Businesses	(6.2)%	(13.8)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail, on-demand delivery and retail services provided by Dada to JD Retail and JD Logistics, and property leasing services provided by JD Property to JD Logistics.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the revenue information:

	For the three months ended
	March 31, 2023	March 31, 2024	March 31, 2024	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	116,999	123,212	17,065	5.3%
General merchandise revenues	78,565	85,296	11,813	8.6%

Net product revenues	195,564	208,508	28,878	6.6%
Marketplace and marketing revenues	19,062	19,289	2,671	1.2%
Logistics and other service revenues	28,330	32,252	4,467	13.8%

Net service revenues	47,392	51,541	7,138	8.8%

Total net revenues	242,956	260,049	36,016	7.0%

Conference Call

JD.com’s management will hold a conference call at 8:00 am, Eastern Time on May 16, 2024, (8:00 pm, Beijing/Hong Kong Time on May 16, 2024) to discuss the first quarter of 2024 financial results.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10038661-imny0f.html

CONFERENCE ID: 10038661

A telephone replay will be available for one week until May 23, 2024. The dial-in details are as follows:

US:	+1-855-883-1031

International:	+61-7-3107-6325

Hong Kong:	800-930-639

Mainland China:	400-120-9216

Passcode:	10038661

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders, non-GAAP net margin attributable to the Company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and long-lived assets. The Company defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, long-lived assets and investments, gain in relation to sale of development properties and tax effects on non-GAAP adjustments. The Company defines free cash flow as operating cash flow adjusting the impact from consumer financing receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The Company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP EBITDA reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from consumer financing receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	71,892	81,626	11,305
Restricted cash	7,506	7,293	1,010
Short-term investments	118,254	90,371	12,516
Accounts receivable, net (including consumer financing receivables of RMB2.3 billion and RMB1.2 billion as of December 31, 2023 and March 31, 2024, respectively)(1)	20,302	17,540	2,429
Advance to suppliers	2,753	2,388	331
Inventories, net	68,058	67,994	9,417
Prepayments and other current assets	15,639	12,803	1,773
Amount due from related parties	2,114	2,943	408
Assets held for sale	1,292	1,114	154

Total current assets	307,810	284,072	39,343

Non-current assets
Property, equipment and software, net	70,035	71,255	9,869
Construction in progress	9,920	9,501	1,316
Intangible assets, net	6,935	6,626	918
Land use rights, net	39,563	38,646	5,352
Operating lease right-of-use assets	20,863	21,503	2,978
Goodwill	19,980	19,980	2,767
Investment in equity investees	56,746	55,849	7,735
Marketable securities and other investments	80,840	79,572	11,021
Deferred tax assets	1,744	1,712	237
Other non-current assets	14,522	13,106	1,815

Total non-current assets	321,148	317,750	44,008

Total assets	628,958	601,822	83,351

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	5,034	5,267	729
Accounts payable	166,167	146,831	20,336
Advance from customers	31,625	30,169	4,178
Deferred revenues	2,097	2,073	287
Taxes payable	7,313	4,773	661
Amount due to related parties	1,620	716	99
Accrued expenses and other current liabilities	43,533	48,149	6,668
Operating lease liabilities	7,755	7,859	1,088
Liabilities held for sale	506	262	36

Total current liabilities	265,650	246,099	34,082

Non-current liabilities
Deferred revenues	964	833	115
Unsecured senior notes	10,411	10,432	1,445
Deferred tax liabilities	9,267	9,095	1,260
Long-term borrowings	31,555	32,157	4,454
Operating lease liabilities	13,676	14,264	1,976
Other non-current liabilities	1,055	979	136

Total non-current liabilities	66,928	67,760	9,386

Total liabilities	332,578	313,859	43,468

MEZZANINE EQUITY	614	618	86

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 3,183 million shares issued and 3,054 million shares outstanding as of March 31, 2024)	231,858	222,380	30,799
Non-controlling interests	63,908	64,965	8,998

Total shareholders’ equity	295,766	287,345	39,797

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	628,958	601,822	83,351

(1)

JD Technology performs credit risk assessment services for consumer financing receivables business and absorbs the credit risk of the underlying consumer financing receivables. Facilitated by JD Technology, the Company periodically securitizes consumer financing receivables through the transfer of those assets to securitization plans and derecognizes the related consumer financing receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Net revenues
Net product revenues	195,564	208,508	28,878
Net service revenues	47,392	51,541	7,138

Total net revenues	242,956	260,049	36,016

Cost of revenues	(206,938)	(220,279)	(30,507)
Fulfillment	(15,371)	(16,806)	(2,328)
Marketing	(8,005)	(9,254)	(1,282)
Research and development	(4,186)	(4,034)	(559)
General and administrative	(2,501)	(1,976)	(274)
Gain on sale of development properties	472	—	—

Income from operations(2)(3)	6,427	7,700	1,066

Other income/(expenses)
Share of results of equity investees	(821)	(730)	(101)
Interest expenses	(590)	(601)	(83)
Others, net(4)	2,792	2,696	373

Income before tax	7,808	9,065	1,255
Income tax expenses	(1,609)	(1,700)	(235)

Net income	6,199	7,365	1,020

Net income/(loss) attributable to non-controlling interests shareholders	(62)	235	33

Net income attributable to the Company’s ordinary shareholders	6,261	7,130	987

Net income per share:
Basic	1.99	2.28	0.32
Diluted	1.96	2.27	0.31
Net income per ADS:
Basic	3.99	4.56	0.63
Diluted	3.93	4.53	0.63

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
(2) Includes share-based compensation as follows:
Cost of revenues	(37)	(26)	(4)
Fulfillment	(199)	(110)	(15)
Marketing	(135)	(83)	(11)
Research and development	(332)	(175)	(24)
General and administrative	(771)	(365)	(51)

Total	(1,474)	(759)	(105)

(3) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(105)	(103)	(14)
Marketing	(219)	(219)	(30)
Research and development	(90)	(66)	(9)
General and administrative	(32)	(32)	(4)

Total	(446)	(420)	(57)

(4)

Others, net are other non-operating income/(loss), primarily consist of gains/(losses) from fair value change of long-term investments, government incentives, interest income, gains/(losses) from acquirements or disposals of businesses and investments, impairment of investments, foreign exchange gains/(losses), net.

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Non-GAAP net income attributable to the Company’s ordinary shareholders	7,591	8,899	1,231
Weighted average number of shares:
Basic	3,139	3,126	3,126
Diluted	3,180	3,144	3,144
Non-GAAP net income per share:
Basic	2.42	2.85	0.39
Diluted	2.38	2.83	0.39
Non-GAAP net income per ADS:
Basic	4.84	5.69	0.79
Diluted	4.76	5.65	0.78

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Net cash used in operating activities	(21,607)	(11,315)	(1,567)
Net cash provided by investing activities	16,692	28,414	3,935
Net cash provided by/(used in) financing activities	1,255	(7,445)	(1,031)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(726)	(130)	(18)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(4,386)	9,524	1,319
Cash, cash equivalents, and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	85,156	79,451	11,004
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at beginning of period	(41)	(53)	(8)

Cash, cash equivalents, and restricted cash at beginning of period	85,115	79,398	10,996

Cash, cash equivalents, and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	80,770	88,922	12,315
Less: cash, cash equivalents, and restricted cash classified within assets held for sale at end of period	—	(3)	— *

Cash, cash equivalents and restricted cash at end of period	80,770	88,919	12,315

Net cash used in operating activities	(21,607)	(11,315)	(1,567)
Less: Impact from consumer financing receivables included in the operating cash flow	(582)	(1,281)	(177)
Less: Capital expenditures, net of related sales proceeds
Capital expenditures for development properties	(2,145)	(1,360)	(188)
Other capital expenditures	(1,068)	(1,520)	(211)

Free cash flow	(25,402)	(15,476)	(2,143)

*	Absolute value is less than US$1 million.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	39.7	52.5	58.4	59.5	69.8
Free cash flow – TTM	19.0	33.5	39.4	40.7	50.6
Inventory turnover days(5) – TTM	32.4	31.7	30.8	30.3	29.0
Accounts payable turnover days(6) – TTM	51.3	52.8	52.6	53.2	51.8
Accounts receivable turnover days(7) – TTM	4.8	5.0	5.4	5.6	5.4

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing receivables.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Income from operations	6,427	7,700	1,066
Add: Share-based compensation	1,474	759	105
Add: Amortization of intangible assets resulting from assets and business acquisitions	336	309	42
Add: Effects of business cooperation arrangements	110	111	15
Reversal of: Gain on sale of development properties	(472)	—	—

Non-GAAP income from operations	7,875	8,879	1,228

Add: Depreciation and other amortization	1,624	1,908	265

Non-GAAP EBITDA	9,499	10,787	1,493

Total net revenues	242,956	260,049	36,016
Non-GAAP operating margin	3.2%	3.4%

Non-GAAP EBITDA margin	3.9%	4.1%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended
	March 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
Net income attributable to the Company’s ordinary shareholders	6,261	7,130	987
Add: Share-based compensation	1,256	592	82
Add: Amortization of intangible assets resulting from assets and business acquisitions	222	143	20
Add: Reconciling items on the share of equity method investments(8)	840	370	51
Add: Impairment of goodwill, long-lived assets, and investments	26	558	77
Reversal of: Gain from fair value change of long-term investments	(876)	(8)	(1)
Reversal of: Gain on sale of development properties	(364)	—	—
Reversal of: Gain on disposals/deemed disposals of investments and others	(21)	(22)	(3)
Add: Effects of business cooperation arrangements and non-compete agreements	110	111	15
Add: Tax effects on non-GAAP adjustments	137	25	3

Non-GAAP net income attributable to the Company’s ordinary shareholders	7,591	8,899	1,231

Total net revenues	242,956	260,049	36,016
Non-GAAP net margin attributable to the Company’s ordinary shareholders	3.1%	3.4%

(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments and share of amortization of intangibles not on their books.